UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Snap-on Incorporated

(Name of Issuer)

Common Stock, $1 Par Value

(Title of Class of Securities)

83303410

(CUSIP Number)

Neal K. Stearns, Esq.
First Manhattan Co.
437 Madison Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 8, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 8330410
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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Manhattan Co. 13-1957714
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,000
	8	SHARED VOTING POWER 2,789,376
	9	SOLE DISPOSITIVE POWER 151,000
	10	SHARED DISPOSITIVE POWER 2,964,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,115,842
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD, IA, PN

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             First Manhattan Co. (“FMC”) hereby amends and supplements its statement on Schedule 13D with respect to the common stock, $1 par value (the “Common Stock”), of Snap-on Incorporated, a Delaware corporation (the “Issuer”). Except as amended and supplemented hereby, the information in the original Schedule 13D, as amended, remains in full force and effect.

ITEM 5.	Interest in Securities of the Issuer.

             As of April 9, 2002, FMC beneficially owned an aggregate of 3,115,842 shares of Common Stock of the Issuer, or 4.9% of the 64,023,505 shares of Common Stock of the Issuer that were outstanding as of February 25, 2002. FMC ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on April 8, 2002. Such 3,115,842 shares beneficially owned by FMC include 253,950 shares owned by general partners of FMC, as to which FMC had sole voting power and sole dispositive power with respect to 92,200 shares, shared voting power with respect to 99,650 shares and shared dispositive power with respect to 161,750 shares, and 2,861,892 shares owned by customers of FMC for whom FMC was authorized to vote or to exercise investment discretion, as to which FMC had sole voting power and sole dispositive power with respect to 58,800 shares, shared voting power with respect to 2,689,726 shares and shared dispositive power with respect to 2,803,092 shares. The general partners and customers of FMC that owned such shares had shared voting power and shared dispositive power with respect to the shares owned by them and the sole right to receive dividends and the proceeds of sale of such shares. None of such general partners or customers had shared voting power or shared dispositive power with respect to 5% or more of the outstanding shares of the class.

             The number of shares of Common Stock outstanding as of February 25, 2002 includes 58,037,218 shares which the Issuer reported as outstanding as of that date on the cover page of its Form 10-K report for the fiscal year ended December 29, 2001 and 5,986,287 shares which were owned by a Grantor Stock Trust at December 31, 2001, according to a statement on Schedule 13G filed by the Trust on February 14, 2002. Although the Issuer did not include such 5,986,287 shares as outstanding for purposes of the cover page of the Form 10-K report, the Issuer claims that such shares are entitled to be voted at stockholders' meetings and may be sold by the Trustee of the Grantor Stock Trust under certain circumstances, and accordingly FMC believes that such shares should be considered outstanding for purposes of calculating the percentage of the class of securities with respect to which FMC has voting power or dispositive power.

             Set forth on Schedule I hereto are transactions effected by FMC during the sixty days preceding the filing of this statement in Common Stock of the Issuer with respect to which FMC may be deemed to be or to have been a beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934.

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Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2002
/s/ Neal K. Stearns

Neal K. Stearns General Partner First Manhattan Co.

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Schedule I

Date of Transaction

02/11/2002
02/11/2002
02/22/2002
02/25/2002
02/28/2002
03/01/2002
03/04/2002
03/04/2002
03/05/2002
03/06/2002
03/06/2002
03/07/2002
03/12/2002
03/18/2002
03/19/2002
03/20/2002
03/21/2002
03/27/2002
03/27/2002
03/28/2002
03/28/2002
04/01/2002
04/03/2002
04/04/2002
04/05/2002
04/05/2002
04/08/2002
04/08/2002
04/09/2002	Purchase or Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	Number of Shares 400 30,000 15,000 300 2,700 12,300 4,920 8,300 138,350 38,300 20,000 7,000 9,350 50,000 35,000 65,000 1,500 1,200 25,000 300 7,000 1,500 1,000 3,950 1,400 13,600 32,600 3,000 77,000	Price per Share $31.70 $31.20 $32.87 $33.55 $34.22 $34.29 $34.82 $34.73 $34.50 $34.21 $34.32 $34.25 $34.30 $34.56 $34.51 $34.50 $33.44 $32.98 $33.23 $33.80 $33.56 $34.02 $33.18 $33.40 $33.90 $34.00 $34.00 $33.98 $34.00

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